Filed Pursuant to Rule 424(b)(3)
Registration No. 333-262207

PROSPECTUS SUPPLEMENT No. 4
(to prospectus dated May 5, 2022)

Vertical Aerospace Ltd.

242,424,783 ORDINARY SHARES

4,000,000 WARRANTS TO PURCHASE ORDINARY SHARES

This prospectus supplement amends and supplements the prospectus contained in our Post-effective Amendment No. 1 to our Registration Statement on Form F-1 (Registration Statement No. 333-262207), effective as of May 5, 2022 (as supplemented or amended from time to time, the “Prospectus”). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 6-K, which was filed with the U.S. Securities and Exchange Commission on August 8, 2022 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares and public warrants are listed on the New York Stock Exchange (“NYSE”) under the symbol “EVTL.” On August 5, 2022, the last reported sale price of our ordinary shares as reported on the NYSE was $8.04 per share. Our public warrants are listed on the NYSE under the symbol “EVTLW.” On August 5, 2022, the last reported sale price of our public warrants as reported on NYSE was $0.62 per warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 8, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ⌧            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 8, 2022, Vertical Aerospace Ltd. (the “Company”) issued a press release announcing its financial results for the six months ended June 30, 2022, a copy of which is attached hereto as Exhibit 99.1.

The Company's unaudited condensed consolidated interim financial statements for the six months ended June 30, 2022 and related notes thereto and an operating and financial review and prospects with respect to the six months ended June 30, 2022 are attached as Exhibits 99.2 and 99.3, respectively, to this Report on Form 6-K. This Report on Form 6-K also attaches Exhibit 101, which contains Interactive Data File disclosure in accordance with Rule 405 of Regulation S-T.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of Vertical Aerospace Ltd. dated August 8, 2022
99.2	Unaudited condensed consolidated interim financial statements for the six months ended June 30, 2022
99.3	Operating and financial review and prospects with respect to the six months ended June 30, 2022
101.INS	Inline XBRL Instance Document - the Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VERTICAL AEROSPACE LTD.

Date: August 8, 2022	By:	/s/ Vincent Casey
Vincent Casey
Chief Financial Officer

Exhibit 99.1

Vertical Aerospace Announces First Half-Year 2022 Results

Company Issues Shareholder Letter

London, UK & New York, USA | 8 August 2022 – Vertical Aerospace Ltd. (“Vertical” or the “Company”) (NYSE: EVTL; EVTLW), a global aerospace and technology company that is pioneering zero emission aviation, announces its financial results for the six months ended June 30, 2022. [intentionally omitted].

[intentionally omitted]

First Half-Year 2022 and Recent Operational Highlights

-

Completed the build of the full-scale VX4 Prototype. The VX4 Prototype, as part of its intensive flight test programme, has conducted a series of ground tests and is expected to begin flying over the summer.

-

Enhanced Vertical’s collaborative industrial partnership ecosystem by entering into a strategic partnership with Molicel, a leading manufacturer of lithium-Ion cells, for the supply of high-power, low-impedance, cylindrical battery cells for the VX4 battery pack.

-

Strengthened Vertical’s leadership team by welcoming Mike Flewitt, former Chief Executive Officer of McLaren Automotive Ltd and VP Manufacturing of Ford Europe, to the Board of Directors as an independent non-executive director.

-

Secured 50 new pre-orders for the VX4 from business aviation operator FLYINGGROUP; announced a new partnership with Babcock for emergency medical services and logistics application of the VX4, and received a commitment from American Airlines to make a pre-delivery payment to secure delivery slots for the first 50 VX4s of their conditional pre-order of up to 250 aircraft, with an option to purchase an additional 100 aircraft.

-

Secured concurrent validation of the VX4 between European Union Aviation Safety Agency (“EASA”) and the UK’s Civil Aviation Authority (“CAA”) on the same SC-VTOL certification basis, which we believe will enable rapid deployment of the VX4 across multiple markets.

First Half-Year 2022 and Recent Financial Highlights

-

During the first half of 2022 Vertical invested in the build of the VX4 Prototype, the development of its test and certification activities and in the people, systems and processes to support the company.

-	Vertical reported a net operating loss of ≤39m for the six months ended June 30, 2022, compared to a net loss of ≤22m for the six months ended June 30, 2021.

-

As of June 30, 2022, Vertical had cash and cash equivalents of £158m. Vertical expects that its existing cash and cash equivalents will enable Vertical to fund its operating expenses and capital expenditure requirements for at least the next 12 months.

-	In August 2022, to support ongoing capital requirements, Vertical established an equity subscription line with Nomura, which will allow Vertical to issue up to $100 million in new ordinary shares. This facility is intended to provide flexibility around the timing of issuing new stock to minimise dilution.

[intentionally omitted]

About Vertical Aerospace

Vertical Aerospace is pioneering electric aviation. The company was founded in 2016 by Stephen Fitzpatrick, an established entrepreneur best known as the founder of the Ovo Group, a leading energy and technology group and Europe’s largest independent energy retailer. Over the past six years, Vertical has focused on building the most experienced and senior team in the eVTOL industry, who have over 1,700 combined years of engineering experience, and have certified and supported over 30 different civil and military aircraft and propulsion systems.

Vertical’s top-tier partner ecosystem is expected to de-risk operational execution and its pathway to certification allows for a lean cost structure and enables production at scale. Vertical has a market-leading pre-order book by value for more than 1,400 aircraft from global customers creating multiple potential near term and actionable routes to market. Customers include American Airlines, Virgin Atlantic, Avolon, Bristow, Marubeni, Iberojet and FLYINGGROUP, as well as (through Avolon’s VX4 placements) Japan Airlines (JAL), Gol, Gözen Holding and AirAsia. Vertical’s ordinary shares listed on the NYSE in December 2021 under the ticker “EVTL”. Find out more: vertical-aerospace.com

About the VX4 eVTOL Aircraft

The piloted zero operating emissions four-passenger VX4, is projected to be capable of travelling distances over 100 miles, achieving top speeds of over 200mph, while producing minimal noise and has a low cost per passenger mile. The VX4 is expected to open up advanced air mobility to a whole new range of passengers and transform how we travel. Find out more: vertical-aerospace.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the certification and the commercialization of the VX4 and related timelines, expectations surrounding pre-orders and commitments, Vertical’s differential strategy compared to its peer group, the features and capabilities of the VX4, the transition towards a net-zero emissions economy, the sufficiency of Vertical’s cash and cash equivalents to fund operations, expected financial performance and operational performance for the fiscal year ending December 31, 2022, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: Vertical’s limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; Vertical’s history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; the potential inability of Vertical to produce or launch aircraft in the volumes and on timelines projected; the potential inability of Vertical to obtain the necessary certifications on the timelines projected; any accidents or incidents involving eVTOL aircraft could harm Vertical’s business; Vertical’s dependence on partners and suppliers for the components in its aircraft and for operational needs; the potential that certain of Vertical’s strategic partnerships may not materialize into long-term partnership arrangements; all of the pre-orders Vertical has received for its aircraft are not legally binding, conditional and may be terminated without penalty at any time by either party, and if these orders are cancelled, modified, delayed or not placed in accordance with the terms agreed with each party, Vertical’s business, results of operations, liquidity and cash flow will be materially adversely affected; any potential failure by Vertical to effectively manage its growth; the impact of COVID-19 on Vertical’s business; Vertical has identified material weaknesses in its internal controls over financial reporting and may be unable to remediate the material weaknesses; Vertical's dependence on our senior management team and other highly skilled personnel; as a foreign private issuer Vertical follows certain home country corporate governance rules, is not subject to U.S. proxy rules and is subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on April 29, 2022, as such factors may be updated from time to time in Vertical’s other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Vertical disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

	H1’2022	H1’2021
	£ 000	£ 000
Revenue	—	66
Cost of sales	—	(25)
Gross profit	—	41
Research and development expenses	(19,396)	(7,747)
Administrative expenses	(23,466)	(23,890)
Related party administrative expenses	—	(127)
Other operating income	3,407	9,686
Operating loss	(39,455)	(22,037)
Finance income	42,497	—
Finance costs	(20,063)	(37)
Related party finance costs	—	(483)
Net finance income/(costs)	22,434	(520)
Loss before tax	(17,021)	(22,557)
Income tax expense	—	—
Net loss for the period	(17,021)	(22,557)
Foreign exchange translation differences	9,482	—
Total comprehensive loss for the period	(7,539)	(22,557)

Unaudited Condensed Consolidated Interim Statement of Cashflows

	H1’2022	H1’2021
	£ 000	£ 000
Cash flows from operating activities
Net loss for the period	(17,021)	(22,557)
Adjustments to cash flows from non-cash items:
Depreciation and amortization	832	330
Depreciation on right of use assets	189	70
Finance (income)/costs	(22,434)	37
Related party finance costs	—	483
Share based payment transactions	7,294	16,815
Net exchange differences	4,694	—
Income tax expense	—	(4)
	(26,446)	(4,826)
Working capital adjustments:
(Increase) in trade and other receivables	(1,499)	(7,654)
(Decrease)/increase in trade and other payables	(30,442)	2,160
Net cash flows used in operating activities	(58,387)	(10,320)
Cash flows from investing activities
Acquisitions of property plant and equipment	(167)	(147)
Acquisition of intangible assets	(393)	(349)
Net cash flows used in investing activities	(560)	(496)
Cash flows from financing activities
Proceeds from convertible loan notes	—	25,000
Proceeds from related party borrowings	—	2,208
Payments to lease creditors	(235)	(87)
Net cash flows (used)/generated from financing activities	(235)	27,121
Net (decrease)/increase in cash at bank	(59,182)	16,305
Cash at bank as at January 1	212,660	839
Effect of foreign exchange rate changes	4,074	—
Cash at bank as at June 30	157,552	17,144

Unaudited Condensed Consolidated Interim Statement of Financial Position

	30 June	31 December
	2022	2021
	£ 000	£ 000
Non-current assets
Property, plant and equipment	1,738	1,834
Right of use assets	2,112	1,969
Intangible assets	4,028	4,208
	7,878	8,011
Current assets
Trade and other receivables	14,157	12,658
Cash at bank	157,552	212,660
	171,709	225,318
Total assets	179,587	233,329
Equity
Share capital	16	16
Other reserve	80,271	63,314
Share premium	249,103	248,354
Accumulated deficit	(267,064)	(250,123)
Total equity	62,326	61,561
Non-current liabilities
Lease liabilities	1,683	1,580
Provisions	98	95
Derivative financial liabilities	92,450	112,799
Trade and other payables	6,632	5,975
	100,863	120,449
Current liabilities
Lease liabilities	426	362
Warrant liabilities	6,187	10,730
Trade and other payables	9,785	40,227
	16,398	51,319
Total liabilities	117,261	171,768
Total equity and liabilities	179,587	233,329

- ENDS -

For more information:

Vertical Media

Samuel Emden

nepeanverticalteam@nepean.co.uk

+44 7816 459 904

Vertical Investors

Eduardo Royes

investors@vertical-aerospace.com

+1 (646) 200-8871

Exhibit 99.2

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2022 and June 30, 2021

Contents

Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income for the six months periods ended June 30, 2022 and June 30, 2021	2

Unaudited Condensed Consolidated Interim Statements of Financial Position as of June 30, 2022 and December 31, 2021	3

Unaudited Condensed Consolidated Interim Statements of Cash Flows for the six months periods ended June 30, 2022 and June 30, 2021	4

Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the six months periods ended June 30, 2022 and June 30, 2021	5

Notes to the Unaudited Condensed Consolidated Interim Financial Information	6

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income

		6 months ended	6 months ended
		June 30,	June 30,
	Note	2022	2021
		£ 000	£ 000
Revenue		—	66
Cost of sales		—	(25)
Gross profit		—	41
Research and development expenses	5	(19,396)	(7,747)
Administrative expenses	5	(23,466)	(23,890)
Related party administrative expenses	5	—	(127)
Other operating income	4	3,407	9,686
Operating loss		(39,455)	(22,037)
Finance income	6	42,497	—
Finance costs	6	(20,063)	(37)
Related party finance costs		—	(483)
Net finance income/ (costs)		22,434	(520)
Loss before tax		(17,021)	(22,557)
Income tax expense		—	—
Net loss for the period		(17,021)	(22,557)
Foreign exchange translation differences		9,482	—
Total comprehensive loss for the period		(7,539)	(22,557)

		£	£
Basic and diluted loss per share	7	(0.10)	(0.20)

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Items of other comprehensive income may be reclassified to profit or loss.

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Financial Position

		June 30,	December 31,
	Note	2022	2021
		£ 000	£ 000
Assets
Non-current assets
Property, plant and equipment		1,738	1,834
Right of use assets		2,112	1,969
Intangible assets		4,028	4,208
		7,878	8,011
Current assets
Trade and other receivables	8	14,157	12,658
Cash at bank		157,552	212,660
		171,709	225,318
Total assets		179,587	233,329
Equity
Share capital	9	16	16
Other reserve	9	80,271	63,314
Share premium	9	249,103	248,354
Accumulated deficit		(267,064)	(250,123)
Total equity		62,326	61,561
Non-current liabilities
Long term lease liabilities		1,683	1,580
Provisions		98	95
Derivative financial liabilities	13	92,450	112,799
Trade and other payables	10	6,632	5,975
		100,863	120,449
Current liabilities
Short term lease liabilities		426	362
Warrant liabilities	11	6,187	10,730
Trade and other payables	10	9,785	40,227
		16,398	51,319
Total liabilities		117,261	171,768
Total equity and liabilities		179,587	233,329

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Cash Flows

			6 months
		6 months ended	ended
		June 30,	June 30,
	Note	2022	2021
		£ 000	£ 000
Cash flows from operating activities
Net loss for the period		(17,021)	(22,557)
Adjustments to cash flows from non-cash items
Depreciation and amortization	5	832	330
Depreciation on right of use assets	5	189	70
Finance (income)/costs	6	(22,434)	37
Related party finance costs	6	—	483
Share based payment transactions	12, 6	7,294	16,815
Net exchange rate differences		4,694	—
Income tax expense/(benefit)		—	(4)
		(26,446)	(4,826)
Working capital adjustments
(Increase) in trade and other receivables	8	(1,499)	(7,654)
(Decrease)/increase in trade and other payables	10	(30,442)	2,160
Net cash flows used in operating activities		(58,387)	(10,320)
Cash flows from investing activities
Acquisitions of property plant and equipment		(167)	(147)
Acquisition of intangible assets		(393)	(349)
Net cash flows used in investing activities		(560)	(496)
Cash flows from financing activities
Proceeds from secured convertible notes	13	—	25,000
Proceeds from related party borrowings		—	2,208
Payments to lease creditors		(235)	(87)
Net cash flows (used)/generated from financing activities		(235)	27,121
Net (decrease)/increase in cash at bank		(59,182)	16,305
Cash at bank, beginning of the period		212,660	839
Effect of foreign exchange rate changes		4,074	—
Cash at bank, end of the period		157,552	17,144

The accompanying accounting policies and notes form an integral part of these Unaudited Condensed Consolidated Interim Statements.

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

		Share	Share	Net parent	Other	Accumulated
	Note	capital	premium	investment	reserves	deficit	Total
		£ 000	£ 000	£ 000	£ 000	£ 000	£ 000
At January 1, 2021		—	—	—	4,117	(5,055)	(938)
Loss for the period		—	—	—	—	(22,557)	(22,557)
New share capital subscribed	9	—	9,000	—	—	—	9,000
Share based payment transactions	9	—	16,739	—	—	76	16,815
At June 30, 2021		—	25,739	—	4,117	(27,536)	2,320

		Share	Share	Other	Accumulated
	Note	capital	premium	reserves	deficit	Total
		£ 000	£ 000	£ 000	£ 000	£ 000
At January 1, 2022		16	248,354	63,314	(250,123)	61,561
Loss for the period		—	—		(17,021)	(17,021)
Translation differences		—	—	9,482	—	9,482
Total comprehensive loss		—	—	9,482	(17,021)	(7,539)
Share based payment transactions	9,12	—	749	6,465	80	7,294
Reclassification of warrants	11	—	—	1,010	—	1,010
At June 30, 2022		16	249,103	80,271	(267,064)	62,326

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2022 and June 30, 2021

1General information

Vertical Aerospace Ltd (the “Company”, or the “Group” if together with its subsidiaries) is incorporated under the Companies Law (as amended) of the Cayman Island.

The address of its principal executive office is: Unit 1 Camwal Court, Bristol, United Kingdom. The Company’s shares are listed on the New York Stock Exchange.

The ultimate controlling party is Stephen Fitzpatrick.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated. These financial statements were approved by the board of directors on August 4, 2022.

Principal activities

The principal activity of the Company and its wholly owned subsidiary, Vertical Aerospace Group Ltd (“VAGL”), is the development and commercialization of vertical take-off and landing electrically powered aircraft (“eVTOL”). The Group’s main operations are in the United Kingdom.

2Significant accounting policies

Basis of preparation

This unaudited condensed consolidated interim financial report for the half-year reporting period ended 30 June 2022 has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable to the preparation of interim financial statements, IAS 34 Interim Financial Reporting.

The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2021.

The accounting policies adopted are consistent with those of the previous financial year.

The unaudited condensed consolidated interim financial report has been prepared on a historical cost basis, as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) which are recognized at fair value through profit and loss.

Items included in the unaudited condensed consolidated interim financial report are measured using the currency of the primary economic environment in which the entity and its subsidiaries operate (‘the functional currency’). The financial information is presented in pounds sterling (‘£’ or ‘GBP’), which is the Group’s functional and presentation currency, and all amounts are presented in and rounded to the nearest thousand unless otherwise indicated.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2022 and June 30, 2021 (continued)

2Significant accounting policies (continued)

Basis of consolidation

Vertical Aerospace Ltd is the parent of the Group. Details of the material subsidiaries are as follows:

Name of subsidiary	Principal activity	Registered office	Proportion of ownership interest and voting rights held 2022	2021
Vertical Aerospace Group Limited (“VAGL”)	Development and commercialisation of eVTOL technologies.	Unit 1, Camwal Court, Bristol, United Kingdom BS2 0UW	100%	100%

All intercompany balances and transactions have been eliminated in consolidation.

Significant accounting policies and key accounting estimates

The accounting policies adopted are consistent with those of the previous financial year, with the exception of newly adopted policies as discussed below.

Going concern

Management has prepared a cashflow forecast for the Group and have demonstrated the ability for the Group to continue as a going concern for the foreseeable future, being at least 12 months after approving this report. Therefore, management has prepared the financial information on a going concern basis.

The Group is currently in the research and development phase of its journey to commercialization of eVTOL technology. It is generating minimal revenue.

Management has prepared a cash flow model detailing the cash inflows and outflows of the Group. There are inherent risks in producing a forecast given the complexities of working in an emerging industry. For example, components needed for the development of the eVTOL prototypes may prove more costly than anticipated. As such, there can be no assurance that the timing and costs necessary to complete the development of eVTOL vehicles will prove accurate.

It is evident that future cash is required for the Group to reach the point where it is due to start generating revenues in its business plan. The cashflow forecast for the Group demonstrates that the Group has sufficient cash to fund its activity for a period of 12 months from the date of approval of this report.

Management has assessed the Group’s ability to continue as a going concern for 12 months by modelling several scenarios of varying activity going forward. Given the level of cash invested into the company and the current trajectory, management has concluded that the Group can continue as a going concern for at least 12 months from the date of approving this report.

Changes in accounting policy

A number of amended standards became applicable for the current reporting period. The group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards

a) Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

b) Onerous Contracts – Cost of Fulfilling a Contract – Amendments to IAS 37

c) Annual Improvements to IFRS Standards 2018-2020

d) Reference to the Conceptual Framework – Amendments to IFRS 3.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2022 and June 30, 2021 (continued)

3Critical accounting judgements and key sources of estimation uncertainty

The preparation of the unaudited condensed consolidated interim financial information in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial information and the reported amounts of expenses during the reporting period.

The Company’s most significant estimates and judgments involve valuation of the Company’s stock-based compensation or consideration, including the fair value of common stock and market-based restricted stock units, derivative liabilities. This includes the modification of employee option plans as discussed in note 12.

These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Such estimates often require the selection of appropriate valuation methodologies and models and may involve significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates under different assumptions, financial inputs, or circumstances.

4Other operating income

The analysis of the Group’s other operating income for the period is as follows:

	6 months ended	6 months ended
	June 30,	June 30,
	2022	2021
	£ 000	£ 000
Government grants	1,214	8,999
R&D tax credit	2,193	687
	3,407	9,686

Government grants

At June 30, 2022, the Group had a receivable of £1,241 thousand (June 30, 2021: £8,943 thousand) from the Aerospace Technology Institute (ATI) relating to the research and development of eVTOL technologies. The grant is made to fund research and development expenditure and is recognised in the period to which the expense it is intended to fund relates.

R&D tax credit scheme

The R&D tax credit relates to the UK’s research and development expenditure credit scheme.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2022 and June 30, 2021 (continued)

5Expenses by nature

Included within administrative expenses, research and development expenses and related party administrative expenses are the following expenses.

	6 months ended	6 months ended
	June 30,	June 30,
	2022	2021
	£ 000	£ 000
Staff costs excluding share-based payment expenses	12,425	5,546
Share based payment expenses	7,294	16,815
Research and development components, parts and tooling	4,771	2,478
Research and development consultancy	7,936	625
Consultancy costs	990	1,501
Legal and financial advisory costs	1,476	2,060
Software costs	1,438	497
Related party administrative expenses	—	127
Insurance expenses	1,729	15
Other administrative expenses	3,774	1,670
Expense on short term leases	8	30
Depreciation expense	260	162
Amortisation expense	572	168
Depreciation on right of use assets - Property	189	70
Total administrative and research and development expenses	42,862	31,764

Staff costs excluding share-based payment expenses relates primarily to salary and salary related expenses, including social security and pension contributions. Included within staff costs is £6,689 thousand directly and wholly attributable to research and development activity (June 30, 2021: £3,979 thousand).

Certain amounts in the prior period have been reclassified to conform to the current period presentation.

6Finance income/(costs)

	6 months ended	6 months ended
	June 30,	June 30,
	2022	2021
	£ 000	£ 000
Interest paid on convertible loan notes	(7,005)	—
Interest on loans from related parties	—	(483)
Foreign exchange loss	(12,981)	—
Fair value movements	—	(3)
Interest expense on leases	(67)	(34)
Other	(10)	—
Total finance costs	(20,063)	(520)

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2022 and June 30, 2021 (continued)

6Finance income/(costs) (continued)

	6 months ended	6 months ended
	June 30,	June 30,
	2022	2021
	£ 000	£ 000
Fair value movements on convertible loan notes (note 13)	38,124	—
Fair value movements on warrant liabilities (note 11)	4,373	—
Total finance income	42,497	—

Interest on loans from related parties represented the interest charges by Imagination Industries Ltd, a company wholly owned by Stephen Fitzpatrick.

7Loss per share

Basic earnings per share, in this case a loss per share, is calculated by dividing the loss for the period attributable to ordinary equity holders of the parent by the number of ordinary shares outstanding.

Because a net loss for all period presented has been reported, diluted loss per share is the same as basic loss per share. Therefore, all potentially dilutive common stock equivalents are antidilutive and have been excluded from the calculation of net loss per share.

The calculation of loss per share is based on the following data:

	6 months ended	6 months ended
	June 30,	June 30,
	2022	2021
	£ 000	£ 000
Net loss for the period	(17,021)	(22,557)
	£	£
Basic and diluted loss per share	(0.10)	(0.20)

	No. of shares	No. of shares
Weighted average issued shares	178,329,218	115,155,683

8Trade and other receivables

	June 30,	December 31,
	2022	2021
	£ 000	£ 000
Government receivables	7,440	5,415
Prepayments	4,203	6,571
Other receivables	2,514	672
	14,157	12,658

Included within Government receivables is £4,909 thousand for the R&D tax credit receivable (December 31, 2021: £2,716 thousand).

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2022 and June 30, 2021 (continued)

9Share capital and reserves

Allotted, called up and fully paid shares

	June 30,		December 31,
	2022		2021
	No.	£	No.	£
Ordinary of $0.0001 each	209,285,392	15,814	209,135,382	15,804
	209,285,392	15,814	209,135,382	15,804

In addition 101,350,565 shares had been authorised for allotment at June 30, 2022.

Other reserves

During the period other reserves increased by £1,010 thousand as a result of the reclassification of warrants (note 11) and £6,465 thousand as a result of the modification of the EMI scheme (note 12); and £9,482 thousand reflecting cumulative translation differences.

Share Premium

On June 5, 2022 a total of 150,000 shares were issued resulting in increase in share premium of £749 thousand.

10Trade and other payables

Amounts falling due within one year:

	June 30,	December 31,
	2022	2021
	£ 000	£ 000
Trade payables	1,861	6,715
Accrued expenses	7,145	26,358
Social security and other taxes	602	7,145
Outstanding defined contribution pension costs	177	9
	9,785	40,227

Amounts falling due after more than one year:

	June 30,	December 31,
	2022	2021
	£ 000	£ 000
Deferred transaction fee payable	6,632	5,975

The Group’s exposure to market and liquidity risks, including maturity analysis, related to trade and other payables is disclosed in note 15 Financial risk management and impairment of financial assets.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2022 and June 30, 2021 (continued)

11Warrant Liability

As at June 30, 2022 and December 31, 2021 the following warrants were issued but not exercised and therefore recorded as a liability:

	June 30,	December 31,
	2022	2021
	Number	Number
Public Warrants	15,265,136	15,265,146
Mudrick Warrants	4,000,000	4,000,000
MWC Options	—	2,000,000
Outstanding, end of period	19,265,136	21,265,146

Recorded as a liability, the following shows the change in fair value during the period ended June 30, 2022:

£ 000
December 31, 2021	10,730
Addition/(Disposal) of private placement warrants	—
Reclassification of MWC Options to equity	(1,010)
Change in fair value	(4,373)
Exchange differences on translation	840
June 30, 2022	6,187

Each public warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share. Once the public warrants become exercisable, the Company may redeem the public warrants at a price of $0.01 per public warrant if the closing price of the common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period.

12Share-based payments

Scheme details and movements

On September 11, 2020, the VAGL implemented an Enterprise Management Incentive (“EMI”) scheme. An EMI scheme is a tax advantaged share scheme that can be operated by qualifying companies. The scheme comprised options over B ordinary shares which are exercisable over a set period, dependent upon when the employee joined the scheme.

On March 15, 2022 the scheme was modified. This modification reflects the revised capital structure of the Company following completion of the Business Combination transaction. As part of this modification, all option holders exchanged their options held in VAGL for newly issued options in the Company. This modification resulted in a charge of £6,545 thousand, which is reflected in this financial information.

The movements in the number of EMI share options during the period were as follows:

	June 30,	December 31,
	2022	2021
	Number	Number
Outstanding, start of period	19,670	16,817
Granted during the period	—	3,147
Grant arising due to scheme modification	23,213,933	—
Forfeited during the period	(1,576,948)	(294)
Outstanding, end of period	21,656,655	19,670

In addition, Marcus Waley-Cohen (MWC) was granted 2,000,000 options during the period ending December 31, 2021.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2022 and June 30, 2021 (continued)

12Share-based payments (continued)

The original EMI share options granted were all granted prior to March 31, 2021. The modification that occurred on March 15, 2022 resulted in 23,213,933 additional replacement options being granted.

The movements in the weighted average exercise price of share options during the period were as follows:

	June 30,	December 31,
	2022	2021
	£	£
Outstanding, start of period	308.06	143.28
Granted during the period	—	1,178.94
Grant arising due to scheme modification	0.23	—
Forfeited during the period	0.83	204.00
Outstanding, end of period	0.19	308.06

The exercise price of share options granted during the period is based upon the modification of the scheme to reflect the revised capital structure of the Company.

Outstanding share options

Details of share options outstanding at the end of the period are as follows:

	June 30,	December 31,
	2022	2021
Weighted average exercise price (£)	0.19	308.06
Number of share options outstanding	21,656,655	19,670
Expected weighted average remaining vesting period (years)	2.64	1.12

The number of options which were exercisable at June 30, 2022 were 9,594,507 (December 31, 2021: 7,715) with exercise prices ranging from £0.03 to £1.18.

Fair value of options granted

The weighted average fair value per option of options granted during the period at measurement date was £0.52 (December 31, 2021: £31.97).

The option pricing model used was Black Scholes and the main inputs are set out in the table below.

	June 30,	December 31,
	2022	2021
Average share price at date of grant (£)	5.38	492.42
Expected volatility (%)	50.00	50.00
Vesting period in years	2.75	4.00
Risk-free interest rate (%)	1.25	0.28

Volatility

Given the lack of share price history, volatility has been estimated with reference to other industry competitors, on a listed stock market, with a premium attached for various uncertainties.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2022 and June 30, 2021 (continued)

12Share-based payments (continued)

Share based payments charge

During the period, a charge of £6,465 thousand was recognised within other reserves and £80 thousand within retained earnings for equity settled share-based payment transactions in relation to employees (June 30, 2021: £76 thousand). An additional £749 thousand was recognised with respect to third parties. Refer to note 5 Expenses by nature.

13Derivative financial liabilities

Convertible Senior Secured Notes consists of the following:

Mudrick
£ 000
As at December 31, 2021	112,799
Fair value movements	(38,124)
Interest paid	7,005
Exchange differences on translation	10,770
As at June 30, 2022	92,450

On December 16, 2021 Mudrick Capital Management purchased Convertible Senior Secured Notes of an aggregate principal amount of £151,000 thousand ($200,000 thousand) for an aggregate purchase price of £145,000 thousand ($192,000 thousand). The Convertible Senior Secured Notes are initially convertible into up to 18,181,820 ordinary shares at an initial conversion rate of 90.9091 ordinary shares per £824 ($1,000).

In accordance with IFRS 9, this is treated as a hybrid instrument and is designated it in entirety as fair value through profit or loss. The valuation methods and assumptions are shown in note 14.

The Company has elected pay interest in-kind at 9% per annum. Interest is paid semi-annually in arrears and on June 15, 2022 the Company authorised the payment of interest by increasing the nominal amount of the outstanding Convertible Senior Secured Notes by £7,005 thousand ($8,950 thousand).

Several covenants exist including retention of $10 million cash. Accordingly, cash at bank includes £8,235 thousand deemed to be restricted as at June 30, 2022.

14Financial instruments

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards.

Financial liabilities at fair value through profit and loss:

	June 30, 2022			December 31, 2021
	£000			£000
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Convertible Senior Secured Notes	—	—	92,450	—	—	112,799
Warrant liabilities	6,187	—	—	10,730	—	—
	6,187	—	92,450	10,730	—	112,799

The fair value of financial instruments is deemed to be equivalent to the carrying value.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2022 and June 30, 2021 (continued)

14Financial instruments (continued)

Level 1: The fair value of financial instruments traded in active is based on quoted market prices at the end of the reporting period. As such, warrants issued but not exercised are valued with reference to the observable market price as at the period end date ($0.39 per warrant).

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for the issued Convertible Senior Secured Notes.

The fair value of the convertible senior secured notes has been estimated using a binomial lattice framework. The following inputs have been used:

	June 30, 2022	December 31, 2021
Risk-free rate	3.00%	1.25%
Dividend yield	—	—
Volatility	52.5%	52.5%
Credit spread	21.8%	21.8%

No changes were made during the period ended June 30, 2022 to the valuation techniques applied as at December 31, 2021.

15Financial risk management and impairment of financial assets

The Group’s activities expose it to a variety of financial risks including market risk, credit risk, foreign exchange risk and liquidity risk.

Credit risk

Credit risk is the risk of financial loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations, arising principally from prepayments to suppliers and deposits with the Group’s bank.

Also included in Cash at bank is £8,235 thousand deemed to be restricted as at June 30, 2022.

The carrying amount of financial assets represents the maximum credit exposure. Therefore, the maximum exposure to credit risk at the balance sheet date was £9,248 thousand (December 31, 2021: £672 thousand) being the total of the carrying amount of financial assets, including contractual receivables but excluding R&D tax credits receivables and cash.

The allowance account of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amounts considered irrecoverable are written off against the trade receivables directly. The Group provides for impairment losses based on estimated irrecoverable amounts determined by reference to specific circumstances and the experience of management of debtor default in the industry.

On that basis, the loss allowance as at June 30, 2022 and December 31, 2021 was determined as £nil for trade receivables.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s financial position. The Group’s principal exposure to market risk is exposure to foreign exchange rate fluctuations. There are currently no currency forwards, options, or swaps to hedge this exposure.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2022 and June 30, 2021 (continued)

15Financial risk management and impairment of financial assets (continued)

Foreign exchange risk

The Group is exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business. The Group received funding in USD, and subsequently holds cash in both USD and GBP. The majority of the Group’s trading costs are in GBP. The Group also has supply contracts denominated in USD and EUR. The Group holds sufficient cash in both USD and GBP to satisfy its trading costs in each of these currencies. The Company may be exposed to material foreign exchange risk in subsequent period as a result of the significance of the USD denominated Convertible Senior Secured Notes in particular relative to USD cash deposits held (which were $47,999 thousand at June 30, 2022) and which are expected to decline as expenses are incurred until future funding is secured.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Group’s management uses short and long-term cash flow forecasts to manage liquidity risk. Forecasts are supplemented by sensitivity analysis which is used to assess funding adequacy for at least a 12-month period. The Company manages its cash resources to ensure it has sufficient funds to meet all expected demands as they fall due.

Maturity analysis

		Between 2 and 5	After more than
	Within 1 year	years	5 years	Total
30 June 2022	£ 000	£ 000	£ 000	£ 000
Trade and other payables	9,785	6,730	—	16,515
Lease liabilities	426	1,515	168	2,109
Convertible senior secured notes	—	92,450	—	92,450
	10,211	100,695	168	111,074

31 December 2021
Trade and other payables	40,227	5,975	—	46,202
Lease liabilities	362	1,343	237	1,942
Convertible senior secured notes	—	112,799	—	112,799
	40,589	120,117	237	160,943

Capital management

The Group’s objective when managing capital is to ensure the Group continues as a going concern; and grows in a sustainable manner. Given the ongoing development of eVTOL aircraft with minimal revenues, the Group relies on funding raised from the Business Combination transaction and other equity investors. Cash flow forecasting is performed on a regular basis which includes rolling forecasts of the Group’s liquidity requirements to ensure that the Group has sufficient cash to meet operational needs.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2022 and June 30, 2021 (continued)

16Related party transactions

Key management personnel compensation

Key management personnel are the members of the Board.

	June 30,	June 30,
	2022	2021
	£ 000	£ 000
Salaries and other short term employee benefits	629	140
Payments to defined contribution pension schemes	8	7
Share-based payments	79	76
	716	223

On September 11, 2020, the Group implemented an Enterprise Management Incentive scheme. The scheme comprises options over ordinary shares which are exercisable over a set period, dependent upon when the employee joined the scheme.

Reflecting the Company structure at the time, the individuals eligible and included within this scheme were key employees at the time of option granting. Therefore, the charge recognised upon the vesting of these options is included within key management personal compensation.

The impact of the modification to this scheme on March 15, 2022 is not included within key management personnel compensation.

The total charge recognised in relation to this modification is £6,545 thousand, of which £4,434 thousand relates to individuals who are members of the Board as at the date of the modification.

Summary of transactions with other related parties

During the period ending June 30, 2022 Imagination Industries Ltd did not pay compensation to any Directors (2021: Two) on behalf of the Group; did not advance any loan funds (June 30, 2021: £2,945,000) to the Group; and did not charge the Group any management fees (June 30, 2021: £127,000).

On 1 January, 2022 Domhnal Slattery was appointed chairman of the board of directors since January 2022. Domhnal Slattery is also the Chief Executive Officer of Avolon.

Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the financial condition and results of operations of Vertical Aerospace Ltd. (“our”, “we” or the “Company”) should be read in conjunction with our unaudited condensed consolidated interim financial statements and the related notes that are included elsewhere in this filing, as well as our audited consolidated financial statements and the related notes included in our Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”). The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Forward-Looking Statements” section of this filing and in the “Risk Factors” section of our Annual Report. Our actual results could differ materially from those contained in any forward-looking statements.

Overview

Our mission is to make air travel personal, on-demand and carbon free. We are focused on designing, manufacturing and selling one of the world’s best zero operating emission electric vertical takeoff and landing (“eVTOL”) aircraft for use in the advanced air mobility (“AAM”) market, using the most cutting-edge technology from the aerospace, automotive and energy industries.

Founded in 2016, we come from a deep aerospace and automotive mindset and have already designed, built and flown two prototype eVTOL aircraft in 2018 and 2019. We are currently developing, and are in the process of certifying, our flagship eVTOL, the VX4. Capable of transporting a pilot and up to four passengers, traveling distances of over 100 miles, and achieving top speeds of over 200 mph, while producing minimal noise and zero operating emissions.

The VX4 aircraft was designed around existing and certifiable technology, using an experienced team that has previously certified and supported the development of over 30 aircraft and propulsion systems around the world. We are currently one of the only eVTOL designers and original equipment manufacturers (“OEMs”) actively pursuing certification from the United Kingdom’s Civil Aviation Authority (“CAA”) or the European Union Aviation Safety Agency (“EASA”) with a winged vehicle using already-available technology. By achieving certification for our VX4 eVTOL aircraft from the CAA and EASA (which we expect to happen concurrently, as EASA has agreed to concurrently validate the CAA’s certification), we will be able to leverage the work done with our home regulator in order to have the certification validated by other regulators where we intend to operate, including the United States Federal Aviation Authority (“FAA”). We are focused on selling globally certified eVTOL aircraft to a variety of customers, including commercial airlines and in-country partners.

We have been researching and innovating for the last six years to bring our best-in-class electric aircraft to the global market. Using superior technology, we are creating aircraft that produce minimal noise and zero operating emissions, and we aim to have our aircraft certified to the same safety standards as commercial airlines, rather than the significantly lower threshold at which helicopters are currently certified. We are developing a sophisticated eVTOL ecosystem that allows us to focus on providing a high-quality experience. Our in-house expertise covers design, certification, assembly and manufacture, pilot experience, end-user experience and base platform performance.

We aim to be the leading eVTOL aircraft OEM for commercial airlines, aircraft leasing companies, business aviation, existing helicopter operators as well as new operators in the AAM market, providing both OEM sales and aftermarket services to our customers. We also believe there is a potential market to provide OEM sales to a variety of industries beyond traditional airline and helicopter customers, such as tourism, where there is an opportunity to replace existing transportation options like minibuses and the cargo and logistics industry, where there is potential to partner with global logistics firms and large retail customers. There is a further opportunity to generate revenue from other sectors such as emergency services, as eVTOL aircraft can be used for emergency patient and supplies transport, particularly in densely populated areas, or military logistics transport, among other potential uses. We will explore the potential development of versions of the VX4 for such scenarios. Our strategy is to forge partnerships in key markets with partners that have existing demand and are local trusted brands with market-specific knowledge. We believe that by partnering with such market players, we can extend their business models and build a market ecosystem that will allow us to expand our proposition over time. Our focus on system integration and establishment of an industrial supply chain is expected to enable rapid scaling of production of our aircraft.

The Business Combination

On June 10, 2021, we entered into a business combination agreement with Broadstone Acquisition Corp. (“Broadstone”), which was consummated on December 16, 2021 (the “Business Combination”). The Business Combination had a significant impact on our capital structure and operating results, helping to facilitate our product development, manufacturing and commercialization. The most significant change in our reported financial positions was a net increase in cash (as compared to our consolidated balance sheet at June 30, 2021) of approximately $286 million. As a result of the Business Combination, we became a U.S. public company listed on the New York Stock Exchange, which required us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We have incurred, and expect to continue to incur, additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources.

Recent Developments

On August 5, 2022, we entered into a share purchase agreement (the “Purchase Agreement”) and a registration rights agreement (the “Registration Rights Agreement”), with Nomura Securities International, Inc. (“Nomura”). Please see “B. Liquidity and Capital Resources — Equity Subscription Line “ below for more information.

A. Operating Results

Key Factors Affecting Operating Results

Impact of the COVID-19 Pandemic

The effects and potential effects of the global COVID-19 pandemic, including, but not limited to, its impact on general economic conditions, trade and financing markets, changes in customer behavior and continuity in business operations creates significant uncertainty. The spread of COVID-19 has also disrupted the manufacturing, delivery and overall supply chain of aircraft manufacturers and suppliers and has led to a global decrease in aircraft sales in markets around the world. In particular, the COVID-19 pandemic may cause a decrease in demand for our aircraft if our customers delay purchases of aircraft, an increase in costs results from the increase in cost of raw materials or our efforts to mitigate the effects of the COVID-19 pandemic, delays in our schedule to full commercial production of electric aircraft, disruptions to our supply chain and the implementation or reinstatement of government restrictions, among other negative effects.

The full impact of the COVID-19 pandemic continues to evolve. As such, the extent to which the pandemic and related global events and market impacts will affect our financial condition, liquidity, and future results of operations is uncertain. Our management continues to actively monitor our financial condition, liquidity, operations, suppliers, industry and workforce.

Impact of the War in Ukraine

Although we do not have any operations or direct suppliers located in Ukraine or Russia and have not yet experienced any direct impacts from the conflict, we believe our continuing design and development activities, regulatory certification processes and ability to contract with prospective customers, suppliers and other counterparties, as well as to progress to the production, manufacturing and commercialization of the VX4, could be adversely affected by the conflict between Russia and Ukraine. For example, the continuance or any escalation of the conflict could result in disruptions to our business and operations, increased inflationary pressures, increased raw material costs, disruption to supply chains, increased cyberattacks or data security incidents and other adverse impacts on our anticipated costs and commercialization timeline. Russia provides most of the titanium used globally in the manufacture of aircraft, which we expect to require for certain components in our aircraft. Existing or additional government actions, including sanctions, taken in response to the conflict could also adversely impact the commercial and regulatory environment in which we operate.

We continue to closely monitor the possible effects of the conflict in Europe and general economic factors on our business and planning. These factors put pressure on our costs for employees and materials and services we procure from our suppliers, as well as affect other stakeholders and regulatory agencies.

Commercialization

We are targeting to complete certification of our VX4 aircraft and commence manufacturing during 2025, with our first deliveries being made in that year. We believe that we are currently on target to achieve full certification and validation of our VX4 aircraft with the CAA and EASA during 2025, which is essential to launching the sales of our aircraft. The full-scale VX4 prototype has now been built and completed a series of rigorous ground-based tests, including lift, vibration and propeller thrust. Once we receive our piloted permit to fly from the CAA (which we expect them to provide upon being satisfied with our design and process documentation, test data and the of the air-worthiness of the aircraft), we intend to conduct the tethered hover demonstration which is expected in summer 2022 and will thereafter continue the various stages in our flight test program for the VX4 aircraft, including full wing-borne flight capability.

We have deployed a sales strategy engaging in direct sales to operator customers and third-party distribution networks, with an extended timeframe to further develop our existing sales pipeline in the period up to the release of our aircraft in 2025. Our salesforce is targeting prospects from a pool of over 5,000 airlines with ICAO codes worldwide that are seeking to capitalize on the growth of the AAM market. As part of this approach, we have entered into arrangements with several commercial partners for multiple pre-orders and pre-order options for our aircraft. In the period since the filing of our Annual Report, FLYINGGROUP has agreed to pre-order 25 aircraft, with an option for up to 25 additional aircraft. We partnered with Babcock International to explore the VX4 aircraft’s application in aerial emergency medical services and cargo transportation, intended for dual use. American Airlines committed to pay a pre-delivery payment upon the satisfaction of certain conditions. We committed to reserve delivery slots for the first 50 VX4 aircraft of American Airline’s conditional pre-order of up to 250 aircraft, with an option to purchase an additional 100 aircraft, in exchange for the pre-delivery payment. All such pre-orders, options and commitments are not legally binding, conditional and may be terminated without penalty at any time by either party. Together with our existing pre-orders, we have what is believed to be the market-leading pre-order book by value for more than 1,400 VX4 electric aircraft, estimated to be valued at $5.6 billion. Customers include American Airlines, Virgin Atlantic, Avolon, Bristow, Marubeni, and Iberojet, as well as (through Avolon’s VX4 placements) Japan Airlines (JAL), Gol, Gözen Holdings and AirAsia.

Development of the Advanced Air Mobility Market

Our long-term financial performance ultimately depends on the demand for short distance (less than 200 miles) aerial transportation and the growth of the AAM market. We believe that we have a significant opportunity to meet untapped demand in the AAM market, with the urban air mobility market currently projected to grow to a total addressable market size of $1 trillion by 2040, according to Morgan Stanley. We, and the eVTOL sector more generally, seek to displace the current incumbents by taking market-share and/or benefitting from the incremental growth in demand.

There are two critical factors that will enable us to secure a prominent position in the AAM market: firstly, our ability to develop, certify and manufacture our aircraft, and secondly, the adoption of eVTOL as an alternative mode of transport by both operators and consumers. Our success in development and manufacturing will be dependent on overcoming several challenges around key manufacturing considerations, such as wing borne capability and battery efficacy. We plan to continue to invest in our infrastructure, research and development efforts and workforce to ensure that we will be able to deliver our aircraft to our customers in a timely manner.

While we believe that there will be a significant market for AAM in the future, there is a possibility that consumer resistance may be significant, as there may be misconceptions about eVTOL safety, performance and reliability. Additional factors impacting the pace of adoption of AAM and aerial transportation include but are not limited to: perceptions about eVTOL quality and cost; perceptions about the limited range over which eVTOL may be flown on a single battery charge; the evolution and availability of competing forms of transportation, such as ground or air taxi or ride-hailing services; the development of adequate infrastructure; consumers’ perception about the convenience and cost of transportation using eVTOL relative to ground-based alternatives; and, in particular, improvements in fuel efficiency, autonomy, or electrification of cars. In addition, macroeconomic factors could impact demand for AAM services, particularly if end-user pricing is at a premium to ground-based transportation alternatives. If the market for AAM does not develop as expected, this would impact our ability to generate revenue or grow our business.

Competition

We face immediate competition from other eVTOL manufacturers, suppliers and operators as well as ground-based mobility solutions and local and regional incumbent helicopter and aircraft charter services. While we believe that we will be positioned to attain full certification and validation with the CAA and EASA during 2025, it is possible that our competitors could get to the market before us, either generally or in specific markets. Even if we are one of the first to market, any anticipated advantages may not crystallize if new companies or existing aerospace companies launch competing solutions in the markets in which we intend to operate and/or if any of our competitors obtain large-

scale capital investment to speedily scale up their distribution capability. Existing AAM operators may also take actions to protect their customer base, which could prevent us from gaining market share in markets in which we intend to operate.

Regulatory Landscape

We are, and will be, subject to significant regulation relating to aircraft safety and testing, accessibility, battery safety and testing and environmental regulation in the United Kingdom, European Union, the United States and other markets. These requirements create additional costs and possibly production delay in connection with design, testing and manufacturing of our aircraft.

Components of Results of Operations

Revenue

We are currently in the research and development phase of our journey to commercialization of eVTOL technology. We have not generated any revenue from design, development, manufacturing, engineering and sale or distribution of our aircraft. We generated revenue in 2021 from the performance of engineering consultancy services; however, these services are ad-hoc and generally undertaken where we can strategically gain knowledge enhancement and skill development. No revenue has been generated during the six months ended June 30, 2022.

Cost of Sales

Cost of sales for planned manufacturing operations will consist primarily of the cost of vehicle components and parts, including batteries, raw materials, direct labor costs, warranty costs and costs related to the operation of manufacturing facilities, including plant and equipment depreciation and amortization. We expect our cost of goods sold to increase in absolute dollars to support our growth. However, we expect that, over time, cost of goods sold will decrease as a percentage of net revenue, as a result of the scaling of our business.

Operating Expenses

Research and Development Expenses

Research and development expenses consist of relevant staff costs, including salary and benefits, third-party engineering consultants, materials, equipment, components and tooling, and program consumables and testing. Costs associated with development projects such as aircraft programs, component programs and software products are expensed rather than capitalized as intangible assets under construction. We expect research and development expenses to increase as we continue to develop our aircraft technology. The accounting policies we adopted are consistent with those of the previous financial year and corresponding interim reporting period. For more information about our accounting policies, refer to Note 2 in our Annual Report.

Administrative Expenses

Administrative expenses consist of the costs associated with employment of our non-engineering staff, including salary and benefits, the costs associated with our premises, and the depreciation of our fixed assets, including depreciation of “right of use” assets in relation to our leased property. We expect administrative expenses to increase as our overall activity levels increase due to the construction and operation of our final assembly facility and as we hire additional personnel and consultants to support our compliance with the applicable provisions of the Sarbanes-Oxley Act (“SOX”) and other SEC rules and regulations.

Administrative expenses also include share-based payment expenses in connection with the EMI Option Agreements entered into on March 15, 2022 between the Company and certain employees of the Company and its subsidiaries as replacement option agreements for share options previously granted over shares in Vertical Aerospace Group Ltd. (“VAGL”), the Company’s wholly owned subsidiary, that were exchanged for options of equivalent value over ordinary shares in the Company in connection with the Business Combination, which options are intended to be tax qualifying enterprise management incentive options under Schedule 5 of the UK Income Tax (Earnings and Pensions) Act 2003.

Related Party Administrative Expenses

Related party administrative expenses consists of costs from Imagination Industries Incubator Ltd. (“Incubator”), which is an entity controlled by Stephen Fitzpatrick, our majority shareholder and CEO. The nature of these costs is the provision of finance and payroll services and other back office services as required.

Other Operating Income

Other operating income consists of government grants to support our development activities and the research and development credit related to the United Kingdom research and development tax credit scheme.

Total Finance Costs

Finance Costs

Finance costs consist primarily of fair value movements on our warrants, interest calculated on lease liabilities and both realized and unrealized foreign exchange losses that have been created due to the fluctuation of exchange rates between the US dollar, euro and the other currencies that we use for our operations.

Related Party Finance Costs

Related party finance costs comprises interest on loans from Imagination Industries Ltd. (“Imagination”), an entity which is controlled by Stephen Fitzpatrick, our majority shareholder and CEO.

Results of Operations

The following table sets forth the unaudited condensed consolidated interim statements of operations in British pounds sterling and as a percentage of revenue for the periods presented.

	Six months ended June 30,
	2022	2021	Change

	(in £ thousands)
Revenue	—	66	(66)
Cost of sales	—	(25)	25
Gross profit	—	41	(41)
Research and development expenses	(19,396)	(7,747)	(11,649)
Administrative expenses	(23,466)	(23,890)	424
Related party administrative expenses	—	(127)	127
Other operating income	3,407	9,686	(6,279)
Operating loss	(39,455)	(22,037)	(17,418)
Finance income	42,497	—	42,497
Finance costs	(20,063)	(37)	(20,026)
Related party finance costs	—	(483)	483
Net finance income/(costs)	22,434	(520)	22,954
Loss before tax	(17,021)	(22,557)	5,536
Income tax expense	—	—	—
Net loss for the period	(17,021)	(22,557)	5,536
Foreign exchange translation differences	9,482	—	9,482
Total comprehensive loss for the period	(7,539)	(22,557)	15,018

For the Six Months ended June 30, 2022 and 2021

Revenue

Revenue decreased by £66 thousand, or 100%, from £66 thousand during the six months ended June 30, 2021 to nil during the six months ended June 30, 2022. This decrease was primarily due to the disposal of the share capital of Vertical Advanced Engineering Ltd. (“VAEL”) on October 31, 2021 for nominal consideration. The net assets of VAEL were £102 thousand as at that date. All revenue to date has been generated from providing engineering consultancy services to customers, which was conducted through VAEL.

Cost of Sales

Cost of sales decreased by £25 thousand, or 100%, from £25 thousand during the six months ended June 30, 2021 to nil during the six months ended June 30, 2022. This decrease was primarily due to the disposal of VAEL in October 2021. All cost of sales to date were incurred through providing engineering consultancy services to customers, which was conducted through VAEL.

Gross Profit

Gross profit decreased by £41 thousand, or 100%, from £41 thousand during the six months ended June 30, 2021 to nil during the six months ended June 30, 2022. Engineering consultancy services provided were ancillary and not core to our business. These services were ad-hoc and generally undertaken where we could strategically gain knowledge and develop skills. Consequently, the absolute monetary amounts were small in comparison to our overall cost base, and the margins could vary significantly.

Research and Development Expenses

Research and development expenses increased by £11,649 thousand, or 150%, from £7,747 thousand during the six months ended June 30, 2021 to £19,396 thousand during the six months ended June 30, 2022. This increase was primarily due to increased researching and testing activity in relation to our aircraft.

Administrative Expenses

Administrative expenses decreased by £424 thousand, or 2%, from £23,890 thousand during the six months ended June 30, 2021 to £23,466 thousand during the six months ended June 30, 2022. This decrease was primarily due to the differing nature of the share-based payment expense incurred. For the six months ended June 30, 2022 this charge related primarily to the modification of EMI Option Agreements, whereas during the six months ended June 30, 2021 this related to the issuance of shares to American Airlines. Administrative expenses also reflect the costs of being a U.S. public company listed on the NYSE, including the cost of additional personnel and the implementation of procedures and processes to address public company regulatory requirements and customary practices. Please see Note 5 to our unaudited condensed consolidated interim financial statements included elsewhere in this filing for more information.

Related Party Administrative Expenses

Related party administrative expenses decreased by £127 thousand, or 100%, from £127 thousand during the six months ended June 30, 2021 to nil during the six months ended June 30, 2022. This decrease was primarily due to the expiration of the Intercompany Services Agreement with Incubator on December 31, 2021.

Other Operating Income

Operating income decreased by £6,279 thousand, or 65%, from £9,686 thousand during the six months ended June 30, 2021 to £3,407 thousand during the six months ended June 30, 2022. In 2020, we were awarded a government grant from the United Kingdom’s Aerospace Technology Institute, administered by Innovate U.K. The grant period commenced on October 1, 2020. The receivable installments are recognized in other operating income as the matching sanctioned expenditure is incurred, with a retrospective claim process. For the six months ended June 30, 2022, income from government grants totalled £1,214 thousand and R&D tax credits totalled £2,193 thousand compared to £8,999 thousand and £687 thousand, respectively, for the six months ended June 30, 2021. This reflects the timing of matching sanctioned expenditure, with the grant period scheduled to end by December 31, 2022.

Finance Income

Finance income increased by £42,497 thousand, from nil during the six months ended June 30, 2021 to £42,497 thousand during the six months ended June 30, 2022. This reflects fair value gains relating to the market value of warrants and Convertible Senior Secured Notes

Finance Costs

Finance costs increased by £20,026 thousand, from £37 thousand during the six months ended June 30, 2021 to £20,063 thousand during the six months ended June 30, 2022. This reflects interest payments on the Convertible Senior Secured Notes in addition to foreign exchange movements.

Related Party Finance Costs

Related party finance costs decreased by £483 thousand, or 100%, from £483 thousand during six months ended June 30, 2021 to nil during the six months ended June 30, 2022. This decrease was primarily due to the repayment of borrowings from Imagination.

Off-Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships,

including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

JOBS Act

We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of SOX, which would otherwise be required beginning with our second annual report on Form 20-F, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

Recent Accounting Pronouncements

A number of amended accounting standards and interpretations became applicable during the six months ended June 30, 2022, which did not have a material impact on the Company. We did not have to change our accounting policies or make retrospective adjustments as a result of adopting these amended standards. Please refer to Note 2 to our unaudited condensed consolidated interim financial statements for the six months ended June 30, 2022 included elsewhere in this filing.

B. Liquidity and Capital Resources

The functional currency of the Company is USD and the functional currency of VAGL is GBP. The financial statements are presented in GBP, which is the Company and VAGL’s presentation currency. Note that in this section certain narrative financial information is shown in GBP and other information is shown in USD; typically, this is because we have incurred the majority of our costs in the UK and in GBP, while we expect customer payments and any external funding to be raised in USD.

We have incurred net losses since inception and to date have not generated any revenue from the design, development, manufacturing, engineering and sale or distribution of electric aircraft.

As of June 30, 2022, we had cash at bank of £158 million. For the six months ended June 30, 2022, we incurred a net loss of £17 million. Our management has prepared a cash flow forecast for our consolidated group showing our ability to continue as a going concern for the foreseeable future, being at least 12 months from the date of this filing. Please refer to Note 2 to our unaudited condensed consolidated interim financial statements for the six months ended June 30, 2022 included elsewhere in this filing.

During the six months ending December 31, 2022 we expect net cash outflows to be used in operating activities to be between £40 million and £50 million; which will be used to fund the creation and testing of our prototype aircrafts, support the certification process and invest in additional personnel across both engineering and support functions required as a public company.

Our future capital requirements will depend on many factors, including:

●	research and development expenses as we continue to develop our eVTOL aircraft;
●	capital expenditures in the creation and expansion of our manufacturing capacities;

●	additional operating costs and expenses for production ramp-up and raw material procurement costs;
●	general and administrative expenses as we scale our operations;
●	interest expense from any debt financing activities; and
●	selling and distribution expenses as we build, brand and market our electric aircraft.

We received approximately $253 million in connection with the Business Combination, which includes $94 million in proceeds from the PIPE Investment and $192 million from the Convertible Senior Secured Notes, which consummated substantially simultaneously with the Business Combination, net of transaction costs. In addition, we expect to receive up to approximately $95 million, net of transaction costs, in connection with the Equity Subscription Line (as defined below) - see “Equity Subscription Line” – which will further support our capital requirements towards our business milestones.

We have also received conditional pre-orders and pre-order options, including from American Airlines, Avolon, Bristow, Iberojet, Virgin Atlantic and Marubeni, among others. Certain of these pre-orders require that the purchaser pay a pre-delivery payment, which is credited against any future amount due and payable. While the customer’s obligation to pay such pre-delivery payments is subject to various conditions, and they are expected to be refundable in certain circumstances, we expect to receive them prior to delivering aircraft to each customer.

Until we generate sufficient operating cash flow to cover our operating expenses, working capital needs and planned capital expenditures, or if circumstances evolve differently than anticipated, we expect to utilize a combination of available pre-delivery payments, plus equity and debt financing, to fund any future capital needs. If we raise funds by issuing equity securities, there may be dilution to our shareholders. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of ordinary shares. If we raise funds by issuing debt securities, these debt securities may have rights, preferences, and privileges senior to those of preferred and common shareholders. The terms of debt securities or borrowings may impose significant restrictions on our operations. Adequate additional financing may not be available to us on acceptable terms, or at all. The capital markets have in the past, and may in the future, experience periods of upheaval and the availability and cost of equity and debt financing may be impacted by global macroeconomic conditions including as a result of international political conflict, supply chain issues and rising inflation and interest rates.

Our principal uses of cash in recent periods have been funding our research and development activities and other personnel costs. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount of cash received from our customers, the expansion of sales and marketing activities, the timing and extent of spending to support our development efforts. In the future, we may enter into arrangements to acquire or invest in complementary businesses, products and technologies. We may be required to seek additional equity or debt financing. In the event that we require additional financing we may not be able to raise such financing on acceptable terms or at all. If we are unable to raise additional capital or generate cash flows necessary to continue our research and development and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition. If adequate funds are not available, we may need to reconsider our expansion plans or limit our research and development activities, which could have a material adverse impact on our business prospects and results of operations.

Convertible Senior Secured Notes

On October 26, 2021, we entered into a convertible note subscription agreement (the “Convertible Senior Secured Notes Subscription Agreement”) by and among the Company, Broadstone and Mudrick Capital Management L.P. (the “Convertible Senior Secured Notes Investor”). Concurrently

with the consummation of the Business Combination, pursuant to the terms of the Convertible Senior Secured Notes Subscription Agreement, (i) the Convertible Senior Secured Notes Investor purchased Convertible Senior Secured Notes of and from the Company in an aggregate principal amount of $200,000,000 for an aggregate purchase price of $192,000,000 (the “Purchase Price”), and the Company issued and sold to the Convertible Senior Secured Notes Investor the Convertible Senior Secured Notes in consideration for the payment of the Purchase Price, and (ii) the Company issued to the Convertible Senior Secured Notes Investor 4,000,000 warrants, each representing the right to purchase one ordinary share at a price of $11.50 per share (the “Convertible Notes Warrants”).

The Convertible Senior Secured Notes are initially convertible into up to 18,181,820 ordinary shares (excluding any interest, and subject to adjustments as provided in the indenture governing the Convertible Senior Secured Notes (“Indenture”)) at an initial conversion rate of 90.9091 ordinary shares per $1,000 principal amount of Convertible Senior Secured Note, subject to adjustments to such rate as provided in the Indenture, at any time prior to the close of business on the second scheduled trading day immediately before the maturity date of the Convertible Senior Secured Notes.

Upon the occurrence of a Fundamental Change (as defined in the Indenture), then the Convertible Senior Secured Notes Investor has the right, at its option, to require us to repurchase for cash all or any portion of its Convertible Senior Secured Notes in principal amounts of $1,000 or an integral multiple thereof, at a fundamental change repurchase price equal to the principal amount of the Convertible Senior Secured Notes to be repurchased plus, if repurchased before the second anniversary of issuance, certain make-whole premiums, plus accrued and unpaid interest to, but excluding, the repurchase date.

The Convertible Senior Secured Notes bear interest at the rate of 7.00% per annum if we elect to pay interest in cash or 9.00% per annum if we elect to pay interest in-kind, and interest is paid semi-annually in arrears. Upon the occurrence, and during the continuation, of an event of default, an additional 2.00% will be added to the stated interest rate. The Convertible Senior Secured Notes will mature on the fifth anniversary of issuance and will be redeemable at any time by us, in whole but not in part, for cash, at par plus, if redeemed before the second anniversary of issuance, certain make-whole premiums as specified in the indenture governing the Convertible Senior Secured Notes. Subject to the terms of the indenture governing the Convertible Senior Secured Notes, Broadstone and VAGL provided full and unconditional guarantees under the Convertible Senior Secured Notes upon consummation of the Business Combination. The Convertible Senior Secured Notes Subscription Agreement also contains other customary representations, warranties, covenants and agreements of the parties thereto.

Equity Subscription Line

On August 5, 2022, we entered into the Purchase Agreement and Registration Rights Agreement with Nomura. Pursuant to the Purchase Agreement, we have the right to sell to Nomura up to $100 million in aggregate gross purchase price of our newly issued ordinary shares, par value $0.0001 per share (the “ordinary shares”), from time to time during the three-year term of the Purchase Agreement (the “Equity Subscription Line”). The purchase price of our ordinary shares that we elect to sell Nomura pursuant to the Purchase Agreement will be determined by reference to the volume weighted average price of the ordinary shares (“VWAP”) during an applicable purchase period on the day of the applicable purchase date for which we have timely delivered written notice to Nomura directing it to purchase ordinary shares under the Purchase Agreement, less a fixed 4.25% discount to such VWAP. Sales of ordinary shares pursuant to the Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to Nomura under the Purchase Agreement. Pursuant to the Registration Rights Agreement, upon the terms and subject to the conditions set forth therein, we shall file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) to register certain securities of the Company to be sold to Nomura under the Purchase Agreement. As of the date of this filing, there was up to $100.0 million in aggregate gross purchase price of ordinary shares remaining available for sale under the Purchase Agreement.

UK Future of Flight Funding

Subsequent to the period end, we were awarded £2.3 million funding from the UK Government under its Future of Flight Challenge to help to build the UK’s AAM ecosystem.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Six months ended June 30,
	2022	2021	Change

	(in £ thousands)
Net cash flows used in operating activities	(58,387)	(10,320)	(48,067)
Net cash flows used in investing activities	(560)	(496)	(64)
Net cash flows (used)/generated from financing activities	(235)	27,121	(27,356)
Net (decrease)/increase in cash and cash equivalents	(59,182)	16,305	(75,487)
Cash at bank, beginning of the period	212,660	839	211,821
Effect of foreign exchange rate changes	4,074	—	4,074
Cash at bank, end of the period	157,552	17,144	140,408

Net cash used in operating activities

Net cash used in operating activities increased by £48,067 thousand, or 466%, from £10,320 thousand for the six months ended June 30, 2021 to £58,387 thousand for the six months ended June 30, 2022. This increase was primarily due to additional spend on research and development activities.

Net cash used in investing activities

Net cash used in investing activities increased by £64 thousand, or 13%, from £496 thousand for the six months ended June 30, 2021 to £560 thousand for the six months ended June 30, 2022. This increase was primarily due to the acquisition of intangible assets.

Net cash from (used in) financing activities

Net cash generated from financing activities decreased by £27,356 thousand, or 101%, from £27,121 thousand generated from financing activities for the six months ended June 30, 2021 to £235 thousand used in financing activities for the six months ended June 30, 2022. This decrease was primarily due to proceeds from the issuance of Convertible Senior Secured Notes in the prior period.

C. Research and Development, Patents and Licenses, etc.

See Note 4 and Note 5 to our unaudited condensed consolidated interim financial statements included elsewhere in this filing.

D. Trend Information

Other than as disclosed elsewhere in this filing, we are not aware of any trends, uncertainties, demands, commitments or events during the six months ended June 30, 2022, or since, that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Our unaudited condensed consolidated interim financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our unaudited condensed consolidated interim financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our unaudited condensed consolidated interim financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our critical accounting estimates and judgments are described in Note 3, Critical accounting judgements and key sources of estimation uncertainty, to our unaudited condensed consolidated interim financial statements included elsewhere in this filing.

Forward-Looking Statements

The above discussion contains estimated and forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this filing may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding the guidance as described in the section entitled “Operating and Financial Review and Prospects,” are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●Our limited operating history and that we have not yet manufactured any non-prototype aircraft or sold any aircraft to eVTOL aircraft customers;
●If we are unable to produce or launch aircraft in the volumes or timelines projected;

●Being an early-stage company with a history of losses, we expect to incur significant expenses and continuing losses in the foreseeable future;
●Our markets are still in relatively early stages of growth, and such markets may not continue to grow, grow more slowly than we expect or fail to grow as large as we expect;
●Our dependence on our partners and suppliers for the components in our aircraft and for our operational needs;
●Any accidents or incidents involving eVTOL aircraft, us or our competitors could harm our business;
●Our eVTOL aircraft may not be certified by transportation authorities for production and operation within the timeline projected, or at all;
●All of the pre-orders we have received for our aircraft are not legally binding, conditional and may be terminated without penalty at any time by either party. If these orders are cancelled, modified, delayed or not placed in accordance with the terms agreed with each party, our business, results of operations, liquidity and cash flow will be materially adversely affected;
●Our business has grown rapidly and expects to continue to grow significantly, and any failure to manage that growth effectively could harm our business;
●We identified material weaknesses in our internal controls over financial reporting and may be unable to remediate the material weaknesses; and
●the other matters described in the section entitled “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2021.

We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this filing. We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in our public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult.

You should read the above discussion with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.